Exhibit 12.1

Exide Technologies

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Successor Company	Predecessor Company
	Period from May 6, 2004 to March 31, 2005	Period from April 1, 2004 to May 5, 2004	2004	2003	2002	2001
Fixed Charges:

Interest incurred	43,230	7,699	82,417	87,184	114,097	101,908
Amortization of deferred financing costs	—	1,251	18,537	20,043	13,126	5,262
Amortization of original issue discount on notes	—	—	—	428	10,768	10,642
Approximation of interest factor in rent expense	16,854	1,811	20,507	20,841	20,189	22,560

Total Fixed Charges	60,084	10,761	121,461	128,496	158,180	140,372

Earnings:

Pre-tax income (loss) before minority interest and equity income and cumulative effect of change in accounting principle	(454,882)	(41,266)	(96,841)	(115,018)	(306,695)	(156,846)

Add:
Fixed charges	60,084	10,761	121,461	128,496	158,180	140,372
Amortization of capitalized interest	35	249	2,868	1,817	1,951	756
Dividends from equity investments	1,885	—	2,080	1,950	1,750	2,010

Less:
Interest capitalized	594	80	1,927	1,867	1,750	160
Minority interest	(18)	26	467	200	211	1,623

Earnings	(392,860)	(30,282)	29,101	17,045	(145,025)	(15,331)

Ratio of earnings to fixed charges	(6.54)	(2.81)	0.24	0.13	(0.92)	(0.11)

Amount of deficiency in earnings to cover fixed charges	452,944	41,043	92,360	111,451	303,205	155,703